Himalaya Shipping Ltd. (HSHP) – Commercial Update and Key Information Relating to the Cash Distribution for December 2024

Hamilton, Bermuda, January 8, 2025

Commercial update:

In December 2024, Himalaya Shipping Ltd. (“Himalaya,” or the “Company”) achieved average time charter equivalent (“TCE”) earnings of approximately US$20,200 per day, gross1, including average daily scrubber and LNG benefits on eleven vessels of approximately US$2,900 per day. The Company’s one vessel trading on a fixed time charter earned approximately US$30,000 per day, gross. The Company’s eleven vessels trading on index-linked time charters earned approximately US$19,300 per day, gross, including average daily scrubber and LNG benefits.

The Baltic 5TC Capesize Index averaged US$11,573 during December 2024.

Cash distribution:

The Board has approved a cash distribution of US$0.005 per share for December 2024. The distribution will be made from the Company's Contributed Surplus account.

Note to shareholders registered in Euronext VPS, the Norwegian Central Security Depository:

Due to implementation of the Central Securities Depository Regulation (CSDR) in Norway, please note the information regarding the payment date for the shares registered in Euronext VPS below.

Key information:

Distribution amount: US$0.005 per share

Declared currency: US$. Distributions payable to shares registered with Euronext VPS will be paid out in NOK with fixing date on February 5, 2025.

Date of approval: January 7, 2025

Record date: January 21, 2025

Payment date: On or about February 5, 2025.

1 Average TCE earnings, gross is a non-U.S. GAAP measure of the average daily revenue performance of a vessel. Average TCE earnings, gross, when used by the Company, means time charter revenues and voyage charter revenues adding back address commissions, and divided by fleet operational days. Our management believes average TCE earnings, gross can provide additional meaningful information for investors to analyze our fleets’ daily income performance. Our calculation of such figure may not be comparable to that reported by other companies. Please see Appendix A for reconciliation of this measure to the nearest U.S. GAAP measure.

Due to the shortening of the Settlement Cycle in the US markets, the following dates apply to shares traded in the New York Stock Exchange:

Last day including right: January 17, 2025

Ex-date: January 21, 2025

The following dates apply to shares traded on Euronext:

Last day including right: January 17, 2025

Ex-date: January 20, 2025

Due to the implementation of CSDR in Norway, distributions payable on shares registered with Euronext VPS is expected to be distributed to Euronext VPS shareholders on or about February 10, 2025.

This information is published in accordance with the requirements of the Continuing Obligations.

For further queries, please contact:
Herman Billung, Contracted CEO
Telephone +47 918 31 590

About Himalaya Shipping Ltd.:

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has twelve vessels in operation.

Forward Looking Statements:

This announcement includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks are set forth under “Item 3. Key Information — D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission. Except as required by law, we undertake no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Appendix A – Reconciliation of Non-U.S. GAAP Measures

Time Charter Equivalent (‘TCE”) Earnings, gross

The following table sets forth a reconciliation of time charter revenues to the average TCE earnings, gross (unaudited) for the period presented:

(in millions of U.S. dollars except per day data)	For the one-month period ended
December 31, 2024
Time charter revenues	$7.3
Address commission	$0.2
Operating revenues, gross	$7.5

Fleet operational days	372
Average TCE Earnings, gross	$20,200